UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

Chris Turner
Chief Executive Officer
Warburg Pincus Access Fund, L.P.
450 Lexington Avenue
New York, NY 10017

Re: Warburg Pincus Access Fund, L.P.
Registration Statement on Form 10-12G
Filed August 29, 2025
File No. 000-56778

Dear Chris Turner:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G

Business, page 6

1. We note your disclosures that you have not yet commenced investment operations and activities and you intend to commence the private offering and begin investment operations over the next 12 months. Please expand your business section to include a plan of operations for the next twelve months. In the discussion of your planned activities, include specific information regarding material events or steps required to pursue your planned activities, including any contingencies such as raising funds.

Compensation of the Manager and General Partner, page 13

2. We note that the manager and general partner will be entitled to receive various types of fees. Please revise this section to include a table summarizing all compensation payable to the manager and general partner. To the extent management fees or performance allocation features include non-industry terms, please revise to clarify.

Investment Process
Sourcing, page 17

3. We note your disclosure referring to Warburg Pincus's "almost 60-year history, combined with deep experience in key industry sectors and global markets." Please provide more detailed information regarding the manager's background, including its key personnel, previous roles in managing funds, performance history and any sector specific expertise.

Managing Exits, page 18

4. Please revise this section to provide more details regarding the factors that you will consider when evaluating liquidity and exit opportunities. For illustrative purposes only, discuss any quantitative factors or benchmarks that you may utilize when determining that it may be prudent to take action.

Repurchase Program, page 24

5. Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation E, to your repurchase program.

The Private Offering, page 27

6. With respect to the continuous private offering and redemption program, please provide us with a legal analysis that supports your apparent belief that Regulation M would not prohibit repurchases during the offering.

Risk Factors, page 44

7. We note that some of your risk factors appear under short phrases such as "intermediate entities," "non-compete agreements," "sustainability matters," and other similar phrases. Please revise the entire risk factors section to include each risk factor under a subcaption that adequately describes the risk. Refer to Item 105(a) of Regulation S-K.

1940 Act Considerations, page 122

8. We have referred this filing to the staff of the Division of Investment Management for assessment of your status under the Investment Company Act of 1940. Staff in that division may contact you separately in connection with their review.

General

9. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

10. We note numerous omitted disclosures in the registration statement. By way of example only, please refer to pages 7, 11, 24, 30, 165, 171, 172, 174, 176, 178 and 185. Please fill in all missing information in the next amendment or tell us the reason you are not required to do so under the federal securities laws. In this regard, we also note that your registration statement becomes effective automatically 60 days after filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at 202-551-3234 or Tonya Aldave at 202-551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brad Green, Esq.